SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

25 April 2006

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


06012887

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") today for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED



Irene Ko
Company Secretary

IK/lq/cw

Encl.

c.c. J P Morgan
- Mr. Bric Luk



E:\cw\sa\ltr\SHMB-regulatory.doc.9

Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited, has on 25 April 2006 released to Bursa Malaysia an announcement (the "Announcement") in relation to the Notice of Annual General Meeting of SHMB. The following is a reproduction of the Announcement for information purpose only.

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(the "Company")

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Thirty-Fifth Annual General Meeting of the Company will be held at Sabah Room, B2 Level, Shangri-La Hotel Kuala Lumpur, 11 Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 18 May 2006 at 10.00 a.m. for the following purposes:

1. To receive and adopt the Directors' Report and Audited Financial Statements for the year ended 31 December 2005 and the Auditors' Report thereon. **Resolution 1**

2. To approve the payment of a Final dividend of 5% less tax of 28% for the year ended 31 December 2005 as recommended by the Directors. **Resolution 2**

3. To approve the payment of Directors' fees for the year ended 31 December 2005. **Resolution 3**

4. To elect Sulip R. Menon who is retiring pursuant to Article 76 of the Company's Articles of Association. **Resolution 4**

5. To re-elect the following Directors, each of whom are retiring by rotation pursuant to Article 95 of the Company's Articles of Association.

i) Tan Sri Dato' Wan Sidek bin Wan Abd. Rahman **Resolution 5**
ii) Dato' Seri Ismail Farouk Abdullah **Resolution 6**
iii) Dato' Dr Tan Tat Wai **Resolution 7**

6. To re-appoint Tan Sri Dato' Mohd Amin bin Osman as a Director of the Company pursuant to Section 129(6) of the Companies Act, 1965 to hold office until the next Annual General Meeting of the Company. **Resolution 8**

7. To re-appoint Messrs KPMG as Auditors of the Company to hold office until the conclusion of the next Annual General Meeting and to authorise the Directors to fix their remuneration. **Resolution 9**

8. To transact any other business for which due notice shall have been given.

By Order of the Board

ROZINA MOHD AMIN
Company Secretary

Kuala Lumpur
26 April 2006

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a member of the Company.

2. The Form of Proxy must be deposited at the Registered Office of the Company, not less than 48 hours before the time set for the meeting or any adjournment thereof.

3. The proposed Final dividend, if approved, will be paid on Monday, 19 June 2006 to shareholders whose names appear in the Record of Depositors on Monday, 29 May 2006.